

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2020

Stephen M. Moore
Senior Vice President and General Counsel
Equitrans Midstream Corporation
2200 Energy Drive
Canonsburg, Pennsylvania 15317

      Re: **Equitrans Midstream Corporation**
          Registration Statement on Form S-4
          Filed March 30, 2020
          File No. 333-237486

Dear Mr. Moore:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation

cc: Ryan Maierson, Esq.